Aleafia Health Launches Cannabis Education Platform FoliEdge Academy

FoliEdge Academy Built with D2L, a World Leading Online Learning Company
Insurance Technology Executive Rob Tyrie Named Head of FoliEdge Academy
Interactive, Cloud-based Courses for Employers, Unions, Universities, Insurance Providers

TORONTO, April 04, 2019 -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) has launched FoliEdge Academy, a cloud-based cannabis education and certifications platform. FoliEdge Academy features proprietary, interactive courses customized for large organizations including public and private sector employers, unions, insurance & healthcare providers, and educational institutions.

FoliEdge Academy course content will form an important element of Aleafia Health’s scalable, cannabis health and wellness ecosystem, integrating with the Company’s medical cannabis clinic network with 60,000 patients seen to date. The evidence-based courses draw upon the Company’s 10 million point medical cannabis dataset.

FoliEdge Academy is built with the support of D2L, a premier global online learning company. Course content curation is led by Aleafia Health Chief Medical Officer Dr. Michael Verbora, an expert on cannabinoid therapy with over 4,000 individual patient consultations to date.

The Company has also named insurance technology executive Rob Tyrie as the Head of FoliEdge Academy. Tyrie will lead the business development and implementation of the solution with clients, including the integration of FoliEdge Academy courseware within health benefits processing for large insurance providers. Tyrie has spent over twenty years in major companies rolling out insurance technology solutions that allow consumers to get the coverage they need and to make the customer experiences best in class for sales, underwriting and claims.

“Aleafia Health’s asset-light, technology driven cannabis health and wellness ecosystem is built for global scale. The introduction of FoliEdge Academy cements our horizontal diversification strategy and will see Aleafia Health connect with consumers within the large organizations that our educational solution is geared towards,” said Aleafia Health CEO Geoffrey Benic.

“As the cannabis space continues to evolve, there will be an ongoing need for education and training that both engages and remains flexible and adaptable enough to move with the industry and the needs of large organizations,” said D2L President and CEO John Baker. “We’re thrilled to work with an industry leader like Aleafia Health to help support their ongoing health and wellness mission.”

"FoliEdge Academy is a key pillar for Aleafia Health. As the cannabis market evolves, education of employers, unions, clinicians, medical professionals, patients and consumers is essential to success,” said Tyrie. “I am excited to join the team and to launch FoliEdge Academy.”

For Investor & Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs
416-860-5665
IR@AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation, two of which are licensed and operational. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange.

LEARN MORE: www.FoliEdgeAcademy.com

ABOUT D2L:

D2L believes learning is the foundation upon which all progress and achievement rests. Working closely with clients, D2L has transformed the way millions of people learn online and in the classroom. Learn more about D2L for schools, higher education and businesses at www.D2L.com.

A photo accompanying this announcement is available at http://www.globenewswire.com/NewsRoom/AttachmentNg/2e57a704 -f36a-4a59-b3c8-ea9e549d101d

The photo is also available at Newscom, www.newscom.com, and via AP PhotoExpress.